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                               Filed by Wallace Computer Services, Inc. pursuant
                                    to Rule 425 under the Securities Act of 1933
                                      Subject Company: Moore Corporation Limited
                                                   Commission File No: 001-08014

   The following letter was sent to the customers of Moore and Wallace today:


     [MOORE LOGO]                                       [WALLACE LOGO]


January 17, 2003


Dear Customers:

We announced today a merger between Moore Corporation Limited and Wallace Computer Services, Inc. creating the leading provider of print management solutions in North America. The combined sales of our two companies will be US$3.6 billion, making Moore Wallace one of the world's largest integrated providers of commercial print, direct mail, outsourced customer communications, forms, labels, fulfillment and distribution services. We have attached today's announcement, which describes the transaction in more detail.

As you know the print industry is highly fragmented. The combination of Moore and Wallace is our response to your demand for more efficient management of your print supply chain. We are particularly enthusiastic about our combined ability to enable you to consolidate your supplier base, reduce costs and get your products to market more quickly. By combining our strengths, the new company will offer the most comprehensive suite of print management products and services in the marketplace. We will also provide you with the industry's most geographically diverse manufacturing and distribution network and the leading technology platform.

We remain committed to providing products and services of superior quality and will make every effort to ensure that our future relationship meets and exceeds your expectations.

We look forward to enhancing the levels of our service to you and extending our partnership. As always, if you have any questions, please contact your sales representative.

Sincerely yours,


Mark A. Angelson                            M. David Jones


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Chief Executive Officer                     Chairman and Chief Executive Officer
Moore Corporation Limited                   Wallace Computer Services, Inc.





THIS COMMUNICATION IS NOT A SOLICITATION OF A PROXY FROM ANY SECURITY HOLDER OF WALLACE COMPUTER SERVICES, INC. MOORE CORPORATION LIMITED AND WALLACE COMPUTER SERVICES, INC. WILL BE FILING WITH THE SECURITIES AND EXCHANGE COMMISSION A PROXY STATEMENT/PROSPECTUS TO BE MAILED TO WALLACE COMPUTER SERVICES SECURITY HOLDERS AND OTHER RELEVANT DOCUMENTS CONCERNING THE PLANNED MERGER OF WALLACE COMPUTER SERVICES INTO A SUBSIDIARY OF MOORE CORPORATION. WE URGE INVESTORS IN WALLACE COMPUTER SERVICES TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS WILL BE ABLE TO OBTAIN THE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEBSITE, WWW.SEC.GOV. IN ADDITION, DOCUMENTS FILED WITH THE SEC BY MOORE CORPORATION WILL BE AVAILABLE FREE OF CHARGE FROM MOORE CORPORATION LIMITED, C/O MOORE EXECUTIVE OFFICES, ONE CANTERBURY GREEN, STAMFORD, CONNECTICUT 06901, ATTENTION: INVESTOR RELATIONS, TEL. (203) 406-3700. DOCUMENTS FILED WITH THE SEC BY WALLACE COMPUTER SERVICES WILL BE AVAILABLE FREE OF CHARGE FROM INVESTOR RELATIONS, WALLACE COMPUTER SERVICES, INC., 2275 CABOT DRIVE, LISLE, IL 60532-3630, TEL. (630) 588-5000.